                                                                    EXHIBIT 99.1

                                 WIPRO LIMITED


        CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2001 AND 2000

                 AND FOR THE THREE YEARS ENDED MARCH 31, 2001

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                                       As of March 31,
                                                                      ------------------------------------------------------
                                                                            2000                2001                2001
                                                                      ---------------     --------------      --------------
                               ASSETS
Current assets:
 Cash and cash equivalents (Note 4)..............................    Rs.      781,495     Rs.     5,622,681       $  120,015
 Restricted cash (Note 4)........................................               2,108                     -                -
 Accounts receivable, net of allowances (Note 5).................           4,431,360             5,924,361          126,454
 Inventories (Note 6)............................................           1,215,160             1,486,355           31,726
 Investment securities (Note 8)..................................             162,142               148,268            3,165
 Deferred income taxes (Note 22).................................              11,678                73,905            1,577
 Other current assets (Note 7)...................................             981,661             2,401,308           51,255
                                                                     ----------------     -----------------       ----------
  Total current assets...........................................           7,585,604            15,656,878          334,192
                                                                     ----------------     -----------------       ----------
Investment securities (Note 8)...................................             135,008             2,558,348           54,607
Property, plant and equipment, net (Note 9)......................           3,603,681             5,667,825          120,978
Investments in affiliates (Note 14)..............................             704,885               689,693           14,721
Deferred income taxes (Note 22)..................................             256,073               221,982            4,738
Intangible assets, net (Note 10).................................              10,795               833,305           17,787
Other assets (Note 7)............................................             382,307               533,684           11,391
                                                                     ----------------     -----------------       ----------
  Total assets...................................................    Rs.   12,678,353     Rs.    26,161,715       $  558,414
                                                                     ================     =================       ==========

       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Borrowings from banks (Note 16).................................    Rs.       92,748     Rs.       346,650       $    7,399
 Current portion of long-term debt (Note 17).....................           1,249,570             1,326,196           28,307
 Accounts payable................................................           1,387,606             1,847,243           39,429
 Accrued expenses................................................           1,490,250             1,792,989           38,271
 Advances from customers.........................................             754,825             1,077,371           22,996
 Other current liabilities (Note 11).............................             435,561               467,801            9,985
 Redeemable preferred stock (Note 20)............................             250,000                     -                -
                                                                     ----------------     -----------------       ----------
  Total current liabilities......................................           5,660,560             6,858,250          146,387
                                                                     ----------------     -----------------       ----------
Long-term debt, excluding current portion (Note 17)..............             211,144                95,031            2,028
Deferred income taxes (Note 22)..................................              17,974                90,642            1,935
Other liabilities (Note 12)......................................             101,735                37,179              794
                                                                     ----------------     -----------------       ----------
  Total liabilities..............................................           5,991,413             7,081,102          151,144
                                                                     ----------------     -----------------       ----------
Stockholders' equity:
Equity shares at Rs. 2 par value:  235,000,000
  shares authorized as of  March 31, 2000 and
  375,000,000 shares authorized as of March 31,
  2001; Issued and  outstanding: 229,156,350 shares
  as of March 31, 2000 and  232,433,019 shares as
  of March 31, 2001 (Note 18)....................................             458,313               464,866            9,922
Additional paid-in capital (Note 23).............................             800,238             6,696,295          142,931
Deferred stock compensation (Note 23)............................            (208,358)              (97,047)          (2,071)
Accumulated other comprehensive income (Note 8)..................               1,772                 1,431               31
Retained earnings (Note 19)......................................           5,635,050            12,015,143          256,460
Equity shares held by a controlled Trust:  1,216,460
  and 1,280,885 shares as of March 31, 2000 and
  March 31, 2001 (Note 23).......................................                 (75)                  (75)              (2)
                                                                     ----------------     -----------------       ----------
    Total stockholders' equity...................................           6,686,940            19,080,613          407,270
                                                                     ----------------     -----------------       ----------
    Total liabilities and stockholders' equity...................    Rs.   12,678,353     Rs.    26,161,715       $  558,414
                                                                     ================     =================       ==========

        See accompanying notes to the consolidated financial statements.

                                 WIPRO LIMITED
                       CONSOLIDATED STATEMENTS OF INCOME
                       (in thousands, except share data)

                                                                                     Year ended March 31,
                                                             -----------------------------------------------------------------
                                                                  1999           2000               2001            2001
                                                             -------------  ----------------  ----------------  --------------
Revenues:
 Global IT Services..................................        Rs. 6,359,305   Rs.  10,206,078   Rs.  17,670,426   $    377,170
 Indian IT Services and Products.....................
   Indian IT Services................................            1,137,433         1,512,717         1,878,714         40,101
   Indian IT Products................................            6,124,916         6,668,910         6,880,046        146,853
 Consumer Care and Lighting..........................            3,464,806         3,222,316         3,244,037         69,243
 Others..............................................              805,649         1,380,583         1,328,915         28,365
                                                             -------------   ---------------   ---------------   ------------
     Total...........................................           17,892,109        22,990,604        31,002,138        661,732
                                                             -------------   ---------------   ---------------   ------------
Cost of revenues:
 Global IT Services..................................            4,056,996         6,173,724         9,107,842        194,404
 Indian IT Services and Products.....................
   Indian IT Services................................              456,944           609,574           683,177         14,582
   Indian IT Products................................            4,901,200         5,573,518         5,436,435        116,039
 Consumer Care and Lighting..........................            2,585,403         2,251,238         2,215,349         47,286
 Others..............................................              581,558         1,070,031           961,779         20,529
                                                             -------------   ---------------   ---------------   ------------
     Total...........................................           12,582,101        15,678,085        18,404,582        392,841
                                                             -------------   ---------------   ---------------   ------------
Gross profit.........................................            5,310,008         7,312,519        12,597,556        268,891
Operating expenses:
   Selling, general, and administrative
   expenses..........................................           (3,502,436)       (3,819,154)       (5,468,352)      (116,720)
   Amortization of goodwill..........................                    -            (1,000)         ( 45,389)          (969)
   Foreign exchange gains, net.......................               34,008            51,603            86,399          1,844
                                                             -------------   ---------------   ---------------   ------------
Operating income ....................................            1,841,580         3,543,968         7,170,214        153,046
Gain on sale of stock of affiliate, including direct
   issue of stock by affiliate (Note 14).............                    -           412,144                 -              -
Other income/(expense), net (Note 21)................             (168,833)         (206,747)          469,592         10,023
Income taxes (Note 22)...............................             (179,213)         (525,298)       (1,150,042)       (24,547)
                                                             -------------   ---------------   ---------------   ------------
Income before share of equity in earnings of
   affiliates  and minority interest.................            1,493,534         3,224,067         6,489,764        138,522
Equity in earnings of affiliates (Note 14)...........               95,632           112,590           (53,181)        (1,135)
Minority interest....................................               (9,602)           (3,661)                -              -
                                                             -------------   ---------------   ---------------   ------------
Income from continuing operations....................            1,579,564         3,332,996         6,436,583        137,387
Discontinued operations (Note 3):
   Loss from operations of discontinued finance
   division..........................................             (460,817)                -                 -              -
   Provision for operating losses during phase
   out period........................................             (229,298)                -                 -              -
   Income tax benefit on sale of interest............                    -           218,707            77,735          1,659
                                                             -------------   ---------------   ---------------   ------------
Income before cumulative effect of accounting
   change............................................              889,449         3,551,703         6,514,318        139,046
Cumulative effect of accounting change, net
   of tax............................................                    -                 -           (59,104)        (1,262)
                                                             -------------   ---------------   ---------------   ------------
    Net income.......................................        Rs.   889,449   Rs.   3,551,703   Rs.   6,455,214   $    137,785
                                                             =============   ===============   ===============   ============
Earnings per equity share:  Basic
   Continuing operations.............................                 6.94             14.63             28.07           0.60
   Discontinued operations...........................                (3.03)             0.96              0.34           0.01
   Cumulative effect of accounting change............                    -                 -             (0.26)         (0.01)
   Net income........................................                 3.91             15.59             28.15           0.60
Earnings per equity share:  Diluted
   Continuing operations.............................                 6.94             14.58             27.83           0.59
   Discontinued operations...........................                (3.03)             0.96              0.34           0.01
   Cumulative effect of accounting change............                    -                 -             (0.26)             -
   Net income........................................                 3.91             15.54             27.91           0.60
Weighted average number of equity shares used in
 computing earnings per equity share:
    Basic............................................          227,479,728       227,843,378       229,325,989    229,325,989
    Diluted..........................................          227,479,728       228,648,134       231,254,523    231,254,523

        See accompanying notes to the consolidated financial statements.

                                 WIPRO LIMITED
   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                       (in thousands, except share data)

                                                                                                                      Accumulated
                                                                   Additional                                            Other
                                             Equity Shares           Paid in       Deferred Stock    Comprehensive   Comprehensive
                                             -------------
                                     No. of Shares      Amount       Capital        Compensation        Income           Income
                                     -------------      ------       -------        ------------        -----            ------
Balance as of March 31, 1998......     229,156,350  Rs.  458,313   Rs.  13,947     Rs.  (10,435)                     Rs.  (16,273)
Cash dividends paid...............              --            --            --               --              --                --
Shares issued by Trust, net of
 forfeitures......................              --            --            --               --              --                --
Compensation related to employee
 stock incentive plan, net of
 reversals........................              --            --       168,615         (168,615)             --                --
Amortization of compensation
 related to employee stock
 incentive plan...................              --            --            --           24,702              --                --
Comprehensive income..............
 Net income.......................              --            --            --               --      Rs.889,449                --
 Other comprehensive income
  Unrealized gain/(loss) on
   investments, net...............              --            --            --               --         19,069            19,069
                                                                                                   -----------
Comprehensive income..............                                                                 Rs. 908,518
                                                                                                   ===========
Balance as of March 31, 1999......     229,156,350       458,313       182,562         (154,348)                            2,796
                                     -------------  ------------   -----------     ------------                      ------------
Cash dividends paid...............              --            --            --               --              --                --
Shares issued by Trust, net of
 forfeitures......................              --            --            --               --              --                --
Sale of shares by Trust                                                466,768
Compensation related to employee
 stock incentive plan, net of
 reversals........................              --            --       150,908         (150,908)             --                --
Amortization of compensation
 related to employee stock
 incentive plan...................              --            --            --           96,898              --                --
Comprehensive income..............              --            --            --               --              --                --
 Net income.......................              --            --            --               --    Rs.3,551,703                --
 Other comprehensive income
  Unrealized gain/(loss) on
   investments, net...............              --            --            --               --          (1,024)           (1,024)
                                                                                                   ------------
Comprehensive income..............                                                                 Rs.3,550,679
                                                                                                   ============
Balance as of March 31, 2000......     229,156,350       458,313       800,238         (208,358)                            1,772
                                     -------------  ------------   -----------     ------------                      ------------
Cash dividends paid...............              --            --            --               --              --                --
Common stock issued...............       3,162,500         6,325     5,796,449               --              --                --
Shares forfeited, net of issuances
 by Trust.........................              --            --            --               --              --                --
Issuance of equity shares on
 exercise of options..............         114,169           228       123,759               --              --                --
Net reversal of compensation
  related to employee stock
  incentive plan..................              --            --       (24,151)          24,151              --                --
Amortization of compensation
  related to employee stock
  incentive plan .................              --            --            --           87,160              --                --

                                                                    Equity Shares
                                                                       held by a             Total
                                            Retained               Controlled Trust       Stockholders'
                                                                   ----------------
                                            Earnings         No. of Shares    Amount         Equity
                                            --------         -------------    ------         ------
Balance as of March 31, 1998......      Rs. 1,345,247          (1,943,760)    Rs.  (93)   Rs.  1,790,706
Cash dividends paid...............            (75,727)                 --           --           (75,727)
Shares issued by Trust, net of
 forfeitures......................                 --             534,275           25                25
Compensation related to employee
 stock incentive plan, net of
 reversals........................                 --                  --           --                --
Amortization of compensation
 related to employee stock
 incentive plan...................                 --                  --           --            24,702
Comprehensive income..............
 Net income.......................            889,449                  --           --           889,449
 Other comprehensive income
  Unrealized gain/(loss) on
   investments, net...............                 --                  --           --            19,069

Comprehensive income..............

Balance as of March 31, 1999......          2,158,969          (1,409,485)         (68)        2,648,224
                                        -------------        ------------     --------    --------------
Cash dividends paid...............            (75,622)                 --           --           (75,622)
Shares issued by Trust, net of
 forfeitures......................                 --             138,280          (10)              (10)
Sale of shares by Trust...........                                 54,745            3           466,771
Compensation related to employee
 stock incentive plan, net of
 reversals........................                 --                  --           --                --
Amortization of compensation
 related to employee stock
 incentive plan...................                 --                  --           --            96,898
Comprehensive income..............                 --                  --           --                --
 Net income.......................          3,551,703                  --           --         3,551,703
 Other comprehensive income.......
  Unrealized gain/(loss) on
   investments, net...............                 --                  --           --            (1,024)

Comprehensive income..............

Balance as of March 31, 2000......          5,635,050          (1,216,460)         (75)        6,686,940
                                        -------------        ------------     --------    --------------
Cash dividends paid...............            (75,121)                 --           --           (75,121)
Common stock issued...............                 --                  --           --         5,802,774
Shares forfeited, net of issuances
 by Trust.........................                 --             (64,425)          --                --
Issuance of equity shares on......                 --                  --           --           123,987
 exercise of options..............
Net reversal of compensation
  related to employee stock
  incentive plan..................                 --                  --           --                --
Amortization of compensation
  related to employee stock
  incentive plan .................                 --                  --           --            87,160

                                                                                                                      Accumulated
                                                                   Additional                                            Other
                                             Equity Shares           Paid in       Deferred Stock    Comprehensive   Comprehensive
                                             -------------
                                     No. of Shares      Amount       Capital        Compensation        Income           Income
                                     -------------      ------       -------        ------------        -----            ------
Comprehensive income...............
 Net income .......................             --            --              --               --   Rs. 6,455,214             --
 Other comprehensive income                     --            --              --               --              --             --
  Unrealized gain/(loss) on                     --            --              --               --            (341)          (341
   investments, net................                                                                 -------------
Comprehensive income...............             --            --              --               --   Rs. 6,454,873             --
                                                                                                    =============
Balance as of March  31, 2001......    232,433,019  Rs.  464,866   Rs. 6,696,295   Rs.    (97,047)                   Rs.   1,431
                                     =============  ============   =============   ==============                    ===========
Balance as of March  31, 2001 ($)                   $      9,922   $     142,931   $       (2,071)                   $        31
                                                    ============   =============   ==============                    ===========

                                                                    Equity Shares
                                                                       held by a             Total
                                            Retained               Controlled Trust       Stockholders'
                                                                   ----------------
                                            Earnings         No. of Shares    Amount         Equity
                                            --------         -------------    ------         ------
Comprehensive income...............
 Net income .......................         6,455,214                   --         --         6,455,214
 Other comprehensive income                        --                   --         --                --
  Unrealized gain/(loss) on                        --                   --         --              (341)
   investments, net................
Comprehensive income...............                --                   --         --                --

Balance as of March  31, 2001......    Rs. 12,015,143           (1,280,885)   Rs. (75)    Rs.19,080,613
                                       ==============       ==============    =======     =============
Balance as of March  31, 2001 ($)      $      256,460                         $    (2)    $     407,270
                                       ==============                         =======     =============



       See accompanying notes to the consolidated financial statements.

                                 WIPRO LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (in thousands, except  share data)

                                                                                             Year ended March 31,
                                                                       ------------------------------------------------------------
                                                                            1999             2000            2001          2001
                                                                       --------------   --------------  --------------  -----------
Cash flows from operating activities:
 Income from continuing operations...................................  Rs.  1,579,564   Rs.  3,332,996  Rs.  6,436,583  $   137,387
 Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
   Cumulative effect of accounting change, net of tax................               -                -         (59,104)      (1,262)
   Loss / (Gain) on sale of property, plant and equipment............          (4,635)          22,944        (154,457)      (3,297)
   Depreciation and amortization.....................................         631,149          738,723       1,037,119       22,137
   Non-cash interest expense on long-term debt.......................               -           34,176         148,864        3,177
   Deferred tax charge / (benefit)...................................         (35,292)         182,553          16,539          353
   Loss / (Gain) on sale of short-term investments...................               -             (681)              -            -
   Loss / (Gain) on sale of stock of affiliate, including direct
    issue of stock by affiliate......................................               -         (412,144)              -            -
   Amortization of deferred stock compensation.......................          24,702           96,898          87,160        1,860
   Undistributed equity in earnings of affiliates....................         (76,032)         (97,890)         85,030        1,815
   Minority interest.................................................           9,602            3,661               -            -
   Changes in operating assets and liabilities:
     Accounts receivable.............................................        (589,577)        (858,439)     (1,739,304)     (37,125)
     Inventories.....................................................         (27,765)         228,569        (527,825)     (11,266)
     Other assets....................................................         (58,329)        (237,449)     (1,499,324)     (32,003)
     Accounts payable................................................         620,086         (523,951)        549,826       11,736
     Accrued expenses................................................         249,727          622,528         298,384        6,369
     Advances from customers.........................................          89,529          216,820         307,716        6,568
     Other liabilities...............................................         (30,778)         165,972          12,664          270
                                                                       --------------   --------------  --------------  -----------

 Net cash provided by continuing operations..........................       2,381,951        3,515,286       4,999,871      106,721
 Net cash provided by/(used in) discontinued operations..............         (21,432)               -          77,735        1,659
                                                                       --------------   --------------  --------------  -----------
 Net cash provided by operating activities...........................       2,360,519        3,515,286       5,077,606      108,380
                                                                       --------------   --------------  --------------  -----------

Cash flows from investing activities:
 Expenditure on property, plant and equipment........................      (1,720,645)      (1,317,958)     (2,814,773)     (60,081)
 Proceeds from sale of property, plant and equipment.................         206,415           32,333         226,054        4,825
 Funding of discontinued operations..................................        (935,810)        (855,793)              -            -
 Purchase of minority interest, net of cash acquired.................               -          (67,500)     (1,083,450)     (23,126)
 Investments in affiliate............................................               -                -         (72,967)      (1,557)
 Proceeds from sale of investments in affiliates.....................               -          153,128               -            -
 Proceeds from sale of assets of the peripherals division............               -                -         156,280        3,336
 Purchase of investment securities...................................               -         (833,622)     (2,469,807)     (52,717)
 Proceeds from sale and maturities of investment securities..........               -           95,974         174,000        3,714
                                                                       --------------   --------------  --------------  -----------

 Net cash used in continuing operations..............................      (2,450,040)      (2,793,438)     (5,884,663)    (125,606)
 Net cash provided by discontinued operations........................         168,050                -               -            -
                                                                       --------------   --------------  --------------  -----------

 Net cash used in investing activities...............................      (2,281,990)      (2,793,438)     (5,884,663)    (125,606)
                                                                       --------------   --------------  --------------  -----------

Cash flows from financing activities:
 Proceeds from issuance of common stock..............................               -                -       5,926,761      126,505
 Proceeds from/ (repayments of) short-term borrowing from banks,
  net................................................................        (229,678)      (1,688,043)        232,846        4,970
 Proceeds from issuance of long-term debt............................         500,000          976,043               -            -
 Repayment of long-term debt.........................................        (463,086)        (755,049)       (188,351)      (4,020)
 Sale of shares by Trust.............................................               -          466,771               -            -
 Proceeds from/ (redemption) of preferred stock......................         250,000                -        (250,000)      (5,336)
 Proceeds from issuance of common stock by a subsidiary/affiliate....               -          502,345               -            -
 Payment of cash dividends...........................................         (75,727)         (75,622)        (75,121)      (1,603)
                                                                       --------------   --------------  --------------  -----------

 Net cash provided by/(used in) continuing operations................         (18,491)        (573,555)      5,646,135      120,515
 Net cash used in discontinued operations............................        (158,422)               -               -            -
                                                                       --------------   --------------  --------------  -----------

 Net cash provided by / (used in) financing activities...............        (176,913)        (573,555)      5,646,135      120,515
                                                                       --------------   --------------  --------------  -----------

Effect of de-consolidation of a subsidiary on cash and cash
 equivalents (Note 14)...............................................               -           (1,943)              -            -
                                                                       --------------   --------------  --------------  -----------

Net increase/ (decrease) in cash and cash equivalents during
 the year............................................................         (98,384)         146,350       4,839,078      103,289
Cash and cash equivalents at the beginning of the year...............         743,109          637,253         783,603       16,726
                                                                       --------------   --------------  --------------  -----------

Cash and cash equivalents at the end of the year.....................  Rs.    644,725   Rs.    783,603  Rs.  5,622,681  $   120,015
                                                                       ==============   ==============  ==============  ===========

Supplementary information:
 Cash paid for interest......  Rs.  344,886 Rs.  335,545  Rs.    69,844  $ 1,491
 Cash paid for taxes.........       121,815      221,233      1,120,889   23,925

(1) In fiscal 2001, the Company spun off the peripherals division into a separate legal entity for a cash consideration of Rs.156,280 and a non-cash consideration in the form of non-convertible debentures of Rs 60,000 and a 38.7% equity interest of Rs.54,600.

       See accompanying notes to the consolidated financial statements.

                                 WIPRO LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (in thousands, except share data and where otherwise stated)

1.   Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., EnThink Inc., Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Net Limited, Wipro Japan KK and affiliates Wipro ePeripherals Limited, NetKracker Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT services globally. Further, Wipro is in other businesses such as Indian IT Services and Products, Consumer Care and Lighting and healthcare systems. Wipro is headquartered in Bangalore, India.

2.   Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

     Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company's activities are conducted in India.

     Convenience translation. The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2001 have been translated into United States dollars at the noon buying rate in New York City on March 30, 2001 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $ 1 = Rs. 46.85. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Pursuant to a joint venture agreement, effective December 27, 1999, the shareholding of the Company in Wipro Net Limited (Wipro Net) was reduced from 100% to 55%. The minority shareholder, KPN Group, held 45% of the voting stock and had certain significant participating rights which provided for its effective involvement in significant decisions in the ordinary course of business. Accordingly, the financial statements of Wipro Net were not consolidated from December 27, 1999 and were accounted for under the equity method. In December 2000, the Company acquired the minority interest held by the KPN Group. The financial statements of Wipro Net have been consolidated subsequent to the acquisition.

     The financial statements of Wipro Finance Limited (Wipro Finance), a majority owned subsidiary, were consolidated with Wipro in fiscal 1999 as a discontinued operation. In December 1999, Wipro reduced its shareholding in Wipro Finance to 50%, subsequent to which it did not have a controlling interest in Wipro Finance. Wipro has no financial obligations or commitments to Wipro Finance and does not intend to provide Wipro Finance with further financial support. Accordingly, Wipro has not provided for any losses beyond its equity investment and net advances, and the financial statements of Wipro Finance have not been consolidated since April 1, 1999. In fiscal 2001, Wipro sold the balance 50% equity interest in Wipro Finance.

     Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sales of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company, except for contracts where a customer is not obligated to pay a portion of contract price allocable to the goods until installation or similar service has been completed. In these cases, revenue is recognized on completion of installation. When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

     Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method for all categories of inventories.

     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in earnings. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices.
The impairment is charged to earnings.

     Derivative financial instruments. The Company uses short-term forward foreign exchange contracts to cover foreign exchange risk. These contracts qualify as hedges, as changes in their fair value offset the effect of a change in fair value of the underlying exposure. Such contracts are revalued based on the spot rates as of the balance sheet date and the spot rates at the inception of the contract. Gains and losses arising on revaluation are recognized as offsets to gains and losses resulting from the transactions being hedged. Premium or discount on such forward exchange contracts are recognized over the life of the contract. The Company has entered into interest swap agreements which hedge interest rate risk on underlying debt. These contracts qualify as hedge transactions and are accounted for under the accrual method.

     Investments in affiliates. The Company's equity in the earnings of affiliates is included in the statement of income and the Company's share of net assets of affiliates is included in the balance sheet.

     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company's carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:


     Buildings..............................  30 to 60 years
     Plant and machinery....................  2 to 21 years
     Furniture, fixtures and equipment......  2 to 5 years
     Vehicles...............................  4 years
     Computer software......................  2 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to revenue. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Intangible assets. The Company records as assets, costs incurred on assets which are of enduring value at the consideration paid for it and amortizes the cost by systematic charges to income over the period estimated to be benefited. Cost of acquisition that result in goodwill is reported as an intangible asset and amortized over a period of five years.

     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment of long-lived assets and long-lived assets to be disposed of. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

     Foreign currency transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

     Earnings per share. The Company has adopted SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

     Retirement benefits to employees.

     Gratuity: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this scheme, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the scheme and determines the contribution premium required to be paid by the Company.

     Superannuation: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government's provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

     Stock-based compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

     Accounting change. Effective January 1, 2001, the Company adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) issued by the Securities and Exchange Commission, which provides guidelines in applying generally accepted accounting principles to selected revenue recognition issues. Accordingly, the Company changed its policy to recognize revenues from sale of goods on an installed basis, only on completion of installation. Prior to the adoption of SAB 101, revenues were recognized on dispatch to the customer with a appropriate provision for costs of installation.

     The initial adoption resulted in a cumulative catch up adjustment of Rs. 59,104, which is recorded as a charge to earnings in fiscal 2001. The effect of this change in accounting principle on net income of fiscal 2001 is immaterial. Similarly, the effect of the change on net income of fiscal 1999 and 2000 is immaterial. Revenues for fiscal 2001 include an amount of Rs. 701,455 that is included in the cumulative effect adjustment.

     Reclassifications. Certain reclassifications have been made to conform prior period data to the current presentation. These reclassifications had no effect on reported earnings.

     Recent accounting pronouncements.

     Derivatives and hedge accounting: On April 1, 2001 Wipro adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal year ending March 31.

     The new rules will change the accounting treatment of derivative contracts (including foreign exchange contracts) that are employed to manage risk as well as certain derivative-like instruments embedded in other contracts. The rules require that all derivatives be recorded on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction.

     For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives will be reflected in current earnings, together with changes in the fair value of the related hedged item. The Company's fair value hedges will primarily include hedges of foreign currency receivables. The Company expects that the net amount reflected in current earnings under the new rules will be substantially similar to the amounts under existing accounting practice.

     For cash flow hedges, in which derivatives hedge the variability of the cash flows related to floating rate assets, liabilities or forecasted transactions, the accounting treatment will depend on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives fair value will not be included in current earnings but will be reported as other changes in stockholder's equity from nonowner sources. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values will be immediately included in current earnings. The Company's cash flow hedges will primarily include hedges of forecasted foreign currency sales transactions. As a result , while the earnings impact of cash flow hedges may be similar to existing accounting practice, the amounts included in other changes in stockholder's equity may vary depending on market conditions.

     Non-trading derivatives that do not qualify as hedges under the new rules will be carried at fair value with changes in value included in current earnings.

     In order to adopt these new rules, the initial revaluation of these derivatives along with the initial revaluations of other items discussed in the preceding paragraphs, are required to be recorded as cumulative effects of a change in accounting principle, after tax, either in net income if the hedging relationship could have been considered a fair value type hedge prior to adoption or in other changes in stockholder's equity from nonowner sources, if the hedging relationship could have been considered a cash flow type hedge prior to adoption. The initial transition adjustments required to adopt SFAS No.133 are not significant.

     Transfer and servicing of financial assets: In September 2000, the FASB issued SFAS No. 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125. Provisions of SFAS No. 140 primarily relating to transfer of financial assets and securitizations that differ from SFAS No. 125 are effective for transfers after March 31, 2001. Adoption of SFAS No. 140 will not have a significant impact on the financial statements of the Company.

3.   Discontinued Operations

     The Company was involved in the financial services business through Wipro Finance, a majority owned subsidiary. The Company, for strategic reasons, decided to concentrate on its core businesses and as a result, in March 1999, the Company decided to exit the financial services business and approved a formal plan for winding down the operations of this business. Under the plan, Wipro Finance will not accept any new business and the existing assets and liabilities would be liquidated as per their contractual terms. The Company estimated the shortfall in servicing liabilities of Wipro Finance through its assets and decided to fund the shortfall through a fresh infusion of equity and preferred stock amounting to Rs. 950,000.

     The results of operations of Wipro Finance for all periods have been reported separately as "loss from operations of discontinued finance division". Similarly, the obligation of the Company to fund losses under the plan, in excess of recognized losses as of March 31, 1999, has been accrued as "provision for operating losses during phase-out period".

     In December 1999, the Company sold 50% of the interest in Wipro Finance to certain investors for a nominal amount. Subsequent to the sale, the Company did not have a controlling interest in Wipro Finance. The financial statements of Wipro Finance were not consolidated for the year ended March 31, 2000. In fiscal 2001, the Company sold the balance 50% interest in Wipro Finance for a nominal amount. The tax benefit of Rs. 218,707 and Rs. 77,735 arising on the sales has been reported separately as a component of discontinued operations in fiscal 2000 and 2001 respectively.

4.   Cash and Cash Equivalents and Restricted Cash

     Cash and cash equivalents as of March 31, 2000 and 2001 comprise of cash, cash on deposit with banks and highly liquid money market instruments. Restricted cash represents deposits placed with banks as margin money against guarantees and letters of credit in the normal course of business operations. Restrictions on such deposits are released on the expiry of the terms of the guarantee and letters of credit.

5.   Accounts Receivable

     The accounts receivable as of March 31, 2000 and 2001 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of the customer and aging of the accounts receivable. Accounts receivable are generally not collateralized.

     The activity in the allowance for doubtful accounts receivable is given below:

                                                                      Year ended March 31,
                                                         ---------------------------------------------
                                                             1999             2000             2001
                                                         ------------    -------------     -----------
     Balance at the beginning of the period............  Rs.  191,473    Rs.   277,841     Rs. 196,602
     Additional provision during the period............       123,039          299,122         212,990
     Bad debts charged to provision....................       (36,671)        (380,361)       (111,708)
                                                         ------------    -------------     -----------
     Balance at the end of the period..................  Rs.  277,841    Rs.   196,602     Rs. 297,884
                                                         ============    =============     ===========

6.   Inventories

     Inventories consist of the following:

                                                         As of March 31,
                                                -------------------------------
                                                     2000              2001
                                                -------------     -------------
          Stores and spare parts..............  Rs.    42,914     Rs.    44,689
          Raw materials and components........        497,545           483,807
          Work-in-process.....................         92,970           121,190
                                                      581,731           836,669
                                                -------------     -------------
          Finished goods......................  Rs. 1,215,160     Rs. 1,486,355
                                                =============     =============

     Finished goods as of March 31, 2001 include inventory of Rs. 340,124 with customers pending installation.

7.   Other Assets

     Other assets consist of the following:

                                                         As of March 31,
                                                -------------------------------
                                                     2000              2001
                                                -------------     -------------
          Prepaid expenses....................  Rs.   377,911     Rs.   569,393
          Advances to suppliers...............         35,510           173,390
          Balances with statutory authorities.        224,215           114,234
          Deposits............................        382,307           533,684
          Inter-corporate deposits............              -         1,052,000
          Advance income taxes................        125,000            48,147
          Others..............................        219,025           444,144
                                                -------------     -------------
                                                    1,363,968         2,934,992
          Less: Current assets................        981,661         2,401,308
                                                -------------     -------------
                                                Rs.   382,307     Rs.   533,684
                                                =============     =============

8.   Investment Securities

     Investment securities consist of the following:

                                                           As of March 31, 2000
                                            -----------------------------------------------------   --------------
                                                            Gross         Gross
                                                          Unrealized    Unrealized
                                             Carrying      Holding        Holding                     Carrying
                                               Value        Gains         Losses      Fair Value        Value
                                            -----------  ------------  ------------  ------------   --------------
Available-for-sale:
  Equity securities.......................  Rs.     233   Rs. 2,298      Rs.  (27)    Rs.  2,504    Rs.        233
  Debt  securities........................           --          --            --             --         2,462,497
                                            -----------   ---------      --------     ----------     -------------
                                                    233       2,298           (27)         2,504         2,462,730
                                            -----------   ---------      --------     ----------     -------------
Held-to-maturity:
  Bonds and debentures....................      294,646          --            --        294,646           188,268
                                            -----------   ---------      --------     ----------     -------------
                                                294,646          --            --        294,646           188,268
                                            -----------   ---------      --------     ----------     -------------
Unquoted:
  Convertible preference shares...........           --          --            --             --            54,000
                                            -----------   ---------      --------     ----------     -------------
                                                     --          --            --             --            54,000
                                            -----------   ---------      --------     ----------     -------------
                                            Rs. 294,879   Rs. 2,298      Rs.  (27)    Rs.297,150     Rs. 2,704,998
                                            ===========   =========      ========     ==========     =============

                                                      As of March 31, 2001
                                            -----------------------------------------
                                                Gross        Gross
                                             Unrealized    Unrealized
                                               Holding      Holding
                                                Gains        Losses       Fair Value
                                            ------------  ------------  -------------
Available-for-sale:
  Equity securities.......................    Rs. 1,682     Rs. (64)    Rs.     1,851
  Debt  securities........................                      --          2,462,497
                                              ---------     -------     -------------
                                                  1,682         (64)        2,464,348
                                              ---------     -------     -------------
Held-to-maturity:
  Bonds and debentures....................           --          --           188,268
                                              ---------     -------     -------------
                                                     --          --           188,268
                                              ---------     -------     -------------
Unquoted:
  Convertible preference shares...........           --          --            54,000
                                              ---------     -------     -------------
                                                     --          --            54,000
                                              ---------     -------     -------------
                                              Rs. 1,682     Rs. (64)    Rs. 2,706,616
                                              =========     =======     =============

     Debt securities, held-to-maturity as of March 31, 2001 mature between one through five years.

     Dividends from available-for-sale securities during the years ended March 31, 1999, 2000 and 2001 were Rs. 131, Rs. 22 and Rs. 14 and are included in other income. Proceeds from the sale of available-for-sale securities were Rs. 4,474 and Rs. Nil during the years ended March 31, 2000 and 2001 respectively.

9.   Property, Plant and Equipment

     Property, plant and equipment consist of the following:

                                                          As of March 31,
                                                   ------------------------------
                                                        2000            2001
                                                   -------------   --------------
     Land........................................  Rs.   273,804   Rs.    389,753
     Buildings...................................        701,839        1,173,134
     Plant and machinery.........................      3,202,434        4,806,457
     Furniture, fixtures, and equipment..........        647,590        1,038,276
     Vehicles....................................        217,729          322,534
     Computer software for internal use..........        298,105          542,009
     Capital work-in-progress....................        709,146          801,218
                                                   -------------   --------------
                                                       6,050,647        9,073,381
     Accumulated depreciation and amortization...     (2,446,966)      (3,405,556)
                                                   -------------   --------------
                                                   Rs. 3,603,681   Rs.  5,667,825
                                                   =============   ==============

     Depreciation expense for the years ended March 31, 1999, 2000 and 2001 is Rs. 630,543, Rs. 734,473 and Rs. 991,262 respectively. This includes Rs. 29,871, Rs. 53,261 and Rs. 140,624 as amortization of capitalized internal use software, during the years ended March 31, 1999, 2000 and 2001 respectively.

10.  Intangible Assets

     Intangible assets consisting of technical know-how and goodwill, are stated net of accumulated amortization of Rs. 5,647 and Rs. 47,576 as of March 31, 2000 and 2001 respectively. Technical know-how is amortized over six years.

     In October 1999, the Company acquired the 45% minority interest in Wipro Computers Limited for a consideration of Rs. 67,500. The acquisition resulted in goodwill of Rs. 10,500. In December 2000, the Company acquired the 45% minority interest held by the KPN Group in Wipro Net for a consideration of Rs.1,087,216. The acquisition resulted in goodwill of Rs. 867,786. Goodwill is amortized over a period of 5 years.

     Amortization of intangible assets during the year ended March 31, 1999, 2000 and 2001 is Rs. 606, Rs. 4,250, and Rs. 45,857 respectively.

11.  Other Current Liabilities

     Other current liabilities consist of the following:

                                                      As of March 31,
                                                -------------------------
                                                    2000          2001
                                                -----------   -----------
     Inter-corporate deposits.................  Rs.  49,692   Rs.       -
     Statutory dues payable...................      154,958       352,328
     Taxes payable............................      195,497        45,788
     Others...................................       35,414        69,685
                                                -----------   -----------
                                                Rs. 435,561   Rs. 467,801
                                                ===========   ===========

12.      Other Liabilities

         Other liabilities primarily consist of security deposits collected from the Company's dealers and customers.

13.      Operating Leases

         The Company leases office and residential facilities under cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was Rs. 209,830, Rs. 237,693 and Rs. 277,018 for the years ended March 31, 1999, 2000 and 2001 respectively.

14.      Investments in Affiliates

         Wipro GE Medical Systems (Wipro GE). The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2000 and 2001 was Rs. 434,299 and Rs. 586,749 respectively. The Company's equity in the income of Wipro GE for the year ended March 31, 1999, 2000 and 2001 was Rs. 95,632, Rs. 138,749 and Rs.
184,315 respectively.

         Wipro Net. As of March 31, 1999, the Company held a 100% interest in Wipro Net represented by 15,219,180 equity shares of Rs. 10 each. Wipro Net is engaged in value added networking and communication services. The financial statements of Wipro Net were consolidated in fiscal 1999. In December 1999, the Company sold 2,903,410 equity shares to a minority shareholder for a consideration of Rs. 203,000 pursuant to a joint venture agreement. The gain on sale of Rs. 146,144 is included in the statement of income. Additionally, Wipro Net directly issued 7,173,132 shares to the joint venture partner at a price of Rs. 70 per share. As a result of the transactions, the Company's interest in Wipro Net reduced to 55%. The shareholders' agreement provided the minority shareholder in the joint venture with significant participating rights, which provided for its effective involvement in significant decisions in the ordinary course of business. Therefore, subsequent to the dilution, the Company accounted for its 55% interest by the equity method. The carrying value of the investment in Wipro Net as of March 31, 2000 was Rs. 270,586. The carrying value increased by Rs. 266,000 due to the direct issue of shares to the minority shareholder. As the direct issue of shares by Wipro Net is not part of a broader corporate reorganization, the gain due to the change in the carrying value of the investment has been included in the statement of income. The Company's equity in the loss of Wipro Net for the year ended March 31, 2000 was Rs. 26,159.

         In December 2000, the Company acquired the 45% minority interest in Wipro Net for Rs. 1,087,216 resulting in goodwill of Rs. 867,786. Subsequent to the acquisition, the financial statements of Wipro Net have been consolidated . The Company's equity in the loss of Wipro Net prior to the acquisition of minority interest amounting to Rs. 135,893 is reported by the equity method in fiscal 2001.

         NetKracker. In December 2000, subsequent to the acquisition of the minority interest in Wipro Net, the retail internet business division of Wipro Net comprising property and other assets and employees was transferred to NetKracker, a newly set-up entity, in exchange for 49% of the equity and certain convertible preference shares of the new entity. The assets were transferred at their carrying values of Rs. 73,000 in exchange for equity of Rs.19,000 and convertible preference shares of Rs. 54,000. Contemporaneously, a strategic investor infused fresh equity of Rs. 300,000 to acquire a 51% equity interest. Additionally, as per the agreement with the strategic investor, certain expenses of Rs. 167,000 of the retail internet business division incurred by Wipro Net prior to the hive-off were reimbursed by NetKracker to Wipro Net.

         The convertible preference shares held by Wipro shall be converted to equity at Rs. 10 per equity share on occurrence of any one of the four events specified in the agreement with the strategic investor and NetKracker. These events are liquidation of NetKracker, intial public offering by NetKracker, change in equity interest of the strategic investor to outside of a specified range and valuation of NetKracker reaching specified levels based on a fresh issue of equity shares by NetKracker or sale of shares by existing shareholders. Till conversion, the preference share bear no voting or dividend rights.

         The carrying value of the investment in NetKracker as of March 31, 2001 was Rs. 44,054 . The Company's equity in the losses of Netkracker for the year ended March 31, 2001 was Rs. 112,133.

         The Company's share of reported earnings in NetKracker will change to 46.31% in the event that contingent issuance of equity shares arising from stock options granted by NetKracker are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

         Wipro ePeripherals. On September 1, 2000, the peripherals division of Wipro, which was engaged in the business of manufacture, sales and trading of computer peripherals was spun-off into a separate legal entity, Wipro ePeripherals, for a 38.7% interest of Rs. 54,600 in the new entity, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs. 60,000 and Rs. 156,280 in cash. Contemporaneously, Wipro ePeripherals issued 61.3% of its equity to strategic investors and employees for cash. Shares were issued to Wipro and the new investors at the par value of Rs. 10. Subsequent to the sale, Wipro accounts for its 38.7% interest by the equity method. In December 2000, debentures of Rs. 20,000 were prepaid by Wipro ePeripherals.

         The carrying value of the investment in Wipro ePeripherals as of March 31, 2001 was Rs. 58,890. The Company's equity in the income of Wipro ePeripherals for the year ended March 31, 2001 was Rs. 10,530.

         The Company's share of reported earnings in Wipro ePeripherals will change to 31.22 % in the event that contingent issuance of equity shares arising from stock options granted by Wipro ePeripherals are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

15.      Financial Instruments and Concentration of Risk

         Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investment securities, accounts receivable and inter-corporate deposits. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of accounts receivable as of March 31, 2000 and 2001.

         Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding :


                                                                     As of March 31,
                                                        -------------------------------------------
                                                                2000                  2001
                                                        --------------------- ---------------------
               Forward contracts......................    $  48,487,662(sell)   $  39,531,243(sell)
               Interest rate swaps....................    $   6,500,000         $   3,250,000



         The foreign forward exchange contracts mature between one to six months. Interest rate swap agreements mature in fiscal 2002.

16.      Borrowings from Banks

         The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 13.1% and 12.8% in fiscal 2000 and 2001 respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17.      Long-term Debt

         Long-term debt consists of the following:

                                                                                  As of March 31,
                                                                      --------------------------------------
                                                                              2000                2001
                                                                      -------------------  -----------------
                Foreign currency borrowings..........................  Rs.       269,453    Rs.       127,582
                Rupee term loans from banks and financial
                institutions.........................................          1,153,495            1,245,459
                Others...............................................             37,766               48,186
                                                                         ---------------        -------------
                                                                               1,460,714            1,421,227
                Less:  Current portion...............................          1,249,570            1,326,196
                                                                         ---------------        -------------
                                                                         Rs.     211,144         Rs.   95,031
                                                                         ===============        =============


         In December 1999, the Company transferred an 8% interest in Wipro Net to a financial institution. Under the terms of the transfer, the Company has a call option to repurchase the transferred shares at a pre-determined consideration. Additionally, the financial institution has a put option to sell the shares to the Company at a pre-determined consideration. The financial institution cannot transfer the shares to a third party within the period of the call option. The Company has recorded the transfer as a secured borrowing with pledge of collateral. As of March 31, 2000 and 2001, the rupee term loans include Rs. 1,028,395 and Rs. 1,177,259 respectively representing the borrowing. The call and put option can be exercised between 13 months to 18 months from the date of transfer. The principal shareholder of the Company has pledged certain shares held in Wipro to further secure the borrowing.

         All other long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

         Foreign currency borrowing represents a fixed rate borrowing in United States dollars. In order to hedge the foreign exchange risk on the borrowing, Wipro entered into a structured swap agreement with a bank in September 1999. Under this agreement, the bank would assume all responsibilities to repay the borrowing and interest thereon in foreign currency as per the scheduled maturity of the borrowing. In exchange, the Company would pay the bank a fixed amount in Indian rupees as per an agreed schedule. In order to secure the Indian rupee payment streams to the bank, Wipro made an investment in certain discount bonds, the proceeds of which have been assigned as security to the bank. The swap agreement has been accounted as a hedge with the hedge cost amortized to income over the life of the contract. The discount bonds are classified as held-to-maturity investment securities.

         An interest rate profile of the long-term debt is given below:

                                                                                   As of March 31,
                                                                           -----------------------------
                                                                               2000             2001
                                                                           ---------------  ------------
                 Foreign currency borrowings..........................             6.7%           6.7%
                 Rupee term loans from banks and financial institutions           13.9%          13.9%

         A maturity profile of the long-term debt outstanding as of March 31, 2001 is set out below:

             Maturing in fiscal:
                 2002...................................    Rs.    1,326,196
                 2003...................................              65,366
                 2004...................................              28,305
                 2005...................................               1,253
                 Thereafter.............................                 107
                                                            ----------------
                                                            Rs.    1,421,227
                                                            ----------------

18.      Equity Shares and Dividends

         The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held by him or her.

         Indian statutes mandate that dividends shall be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India. Such dividend payments are subject to taxes applicable at the time of payment.

         In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

         The Company paid cash dividends of Rs. 75,727, Rs. 75,622 and Rs. 75,121 during the years ended March 31, 1999, 2000 and 2001 respectively. The dividends per share was Rs. 0.30 during the years ended March 31, 1999, 2000 and 2001. In November 1997, the Company effected a two-for-one share split in the form of a share dividend. In September 1999, the Company effected a five-for-one share split. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding resulting due to the share splits.

         In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares, at an offering price of $ 41.375 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

19.      Retained Earnings

         The Company's retained earnings as of March 31, 2000 and 2001 include restricted retained earnings of Rs. 23,585 and Rs. 274,038 respectively which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares and to avail specific tax allowances.

         Retained earnings as of March 31, 2000 and 2001 also include Rs. 532,885 and Rs. 567,126 respectively of undistributed earnings in equity of affiliates.

20.      Redeemable Preferred Stock

         Preferred stock issued by companies incorporated in India carries a preferential right on liquidation to be repaid over the equity shares.

         The Company issued 25,000,000 preferred shares aggregating Rs. 250,000 to a financial institution bearing dividend at 10.25% per annum. The preferred stock was redeemed in December 2000.

21.      Other Income/(Expense), Net

         Other income/(expense) consist of the following:

                                                                                         Year ended March 31,
                                                                           ------------------------------------------------
                                                                                 1999            2000            2001
                                                                           -------------  ----------------   --------------
Interest income/(expense), net of capitalized interest...............       Rs. (271,830)     Rs.(283,627)      Rs. 120,674
Gain on sale of property and equipment...............................              5,094           16,737           154,457
Others...............................................................             97,903           60,143           194,461
                                                                           -------------     ------------      ------------
                                                                            Rs. (168,833)    Rs. (206,747)      Rs. 469,592
                                                                            ============     ============      ============

         Rs.85,220, Rs.53,980 and Rs.48,000 of interest has been capitalized during the year ended March 31, 1999, 2000 and 2001 respectively.

22.      Income Taxes

         Income taxes consist of the following:

                                                                                          Year ended March 31,
                                                                            ----------------------------------------------
                                                                                1999             2000              2001
                                                                            -----------  -----------------  --------------
Current taxes
     Domestic........................................................      Rs. 153,008       Rs. 167,825    Rs.   691,578
     Foreign.........................................................           61,497           174,920          402,752
                                                                           -----------       -----------    -------------
                                                                               214,505           342,745        1,094,330
                                                                           -----------       -----------    -------------
Deferred taxes
     Domestic........................................................          (35,292)          182,553           55,712
                                                                           ------------      -----------    -------------
                                                                               (35,292)          182,553           55,712
                                                                           ------------      -----------    -------------
        Total income tax expense.....................................      Rs. 179,213       Rs. 525,298     Rs.1,150,042
                                                                           ===========       ===========     ============

         The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:

                                                                                     Year ended March 31,
                                                                         -------------------------------------------
                                                                             1999           2000            2001
                                                                         ------------   -------------   -------------
Income from continuing operations before taxes......................      Rs.1,758,777   Rs.3,858,294    Rs.7,586,625
Enacted tax rate in India............................................               35%          38.5%          39.55%
                                                                           -----------   ------------   -------------
Computed expected tax expense.......................................           615,572      1,485,443       3,000,510
Effect of:
  Income exempt from tax in India...................................          (546,901)    (1,104,111)     (2,388,705)
  Change in enacted tax rate........................................                 -        (22,385)          2,453
  Others............................................................            49,045         (8,569)        133,032
                                                                           -----------    -----------   -------------
Domestic income taxes...............................................           117,716        350,378         747,290
Effect of tax on foreign income.....................................            61,497        174,920         402,752
                                                                           -----------     ----------   -------------
Total income tax expense............................................       Rs. 179,213     Rs.525,298    Rs.1,150,042
                                                                           ===========     ==========   =============

         A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997 for undertakings situated in Software Technology and Hardware Technology Parks. Additionally, profits from certain other undertakings are also eligible for preferential tax treatment. The aggregate rupee and per share effects of these tax exemptions are Rs. 546,901 and Rs. 2.40 per share for the year ended March 31, 1999, Rs. 1,104,111 and Rs. 4.85 per share for the year ended March 31, 2000, Rs. 2,388,705 and Rs. 10.42 per share for the year ended March 31, 2001 respectively.



                                                                                      As of March 31,
                                                                           ------------------------------------
                                                                                  2000              2001
                                                                           ----------------- ------------------
Deferred tax assets
  Allowance for doubtful accounts....................................         Rs.     37,366  Rs.       56,318
  Carry-forward capital losses.......................................                 24,446           164,726
  Difference between tax basis and amount for financial
    reporting of a domestic subsidiary...............................                194,261           199,512
  Others.............................................................                 11,678            17,587
                                                                               -------------    --------------
  Total gross deferred tax assets....................................                267,751           438,143
  Less: valuation allowance..........................................                      -          (142,256)
                                                                              --------------    --------------
  Net deferred tax assets............................................                267,751           295,887
                                                                              --------------    --------------
Deferred tax liabilities
  Property, plant and equipment......................................         Rs.     16,610    Rs.     25,489
  Unrealized gains on available for sale securities..................                    500               187
  Undistributed earnings of  affiliates..............................                      -            64,966
  Borrowing costs....................................................                    864                 -
                                                                              --------------    --------------
   Total gross deferred tax liability................................                 17,974            90,642
                                                                              --------------    --------------
      Net deferred tax assets........................................         Rs.    249,777    Rs.    205,245
                                                                              ==============    ==============


         Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the entire carry- forward capital losses. Accordingly, the Company has established a valuation allowance for a major portion of the unabsorbed capital losses arising on sale of shares in Wipro Finance, a discontinued operation. These losses expire after eight years succeeding the year in which they were first incurred. The unabsorbed carry-forward capital losses as of March 31, 2001 expire in 2009.

         Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however could be reduced in the near term based on changing conditions.

23.      Employee Stock Incentive Plans

         In fiscal 1985, the Company established a controlled trust called the Wipro Equity Reward Trust (WERT). Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company's Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders' equity. 530,635 and 679,450 shares held by employees as of March 31, 2000 and 2001 respectively, subject to vesting conditions are included in the outstanding equity shares.

     In February 2000, the WERT sold 54,745 shares of Wipro to third parties for a consideration of Rs. 524,475. The gain on the sale aggregating Rs. 524,472, net of the realized tax impact of Rs. 57,704 has been credited to additional paid-in capital.

     The movement in the shares held by the WERT is given below:

                                                                       Year ended March 31,
                                                       ---------------------------------------------------
                                                           1999               2000                2001
                                                       ------------       ------------         -----------
Shares held at the beginning of the period.........       1,943,760          1,409,485           1,216,460
Shares granted to employees........................        (558,125)          (254,100)             (4,250)
Sale of shares by the WERT.........................               -            (54,745)                  -
Grants forfeited by employees......................          23,850            115,820              68,675
                                                       ------------       ------------         -----------
Shares held at the end of the period...............       1,409,485          1,216,460           1,280,885
                                                       ============       ============         ===========

     The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the WERT plan. During the years ended March 31, 2000, the Company has recorded deferred compensation, net of reversals, of Rs. 150,908 for the difference between the grant price and the fair value as determined by quoted market prices of the equity shares on the grant date. Similarly, during the year ended March 31, 2001, the Company reversed net deferred compensation of Rs. 24,151. The deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 6 to 60 months. The weighted-average-grant-date fair values of the shares granted during the years ended March 31, 2000 and 2001 are Rs. 1,028 and Rs. 2,212 respectively. The amortization of deferred stock compensation for the years ended March 31, 1999, 2000 and 2001 was Rs. 24,702, Rs. 96,898 and Rs. 87,160
respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

                                                                            Year ended March 31,
                                                            --------------------------------------------------
                                                                 1999              2000              2001
                                                            -------------     -------------     --------------
Cost of revenues..........................................  Rs.    16,087     Rs.    36,299     Rs.     32,363
Selling, general and administrative expenses..............          8,615            60,599             54,797
                                                            -------------     -------------     --------------
                                                            Rs.    24,702     Rs.    96,898     Rs.     87,160
                                                            =============     =============     ==============

     In July 1999, the Company established Wipro Employee Stock Option Plan 1999 (1999 Plan). Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 1999 Plan. During the year ended March 31, 2000 and 2001 the Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

                                                                              Year ended March 31, 2000
                                                      -------------------------------------------------------------------------
                                                                                             Weighted-            Weighted-
                                                                       Range of exercise   average exercise        average
                                                      Shares arising    prices and grant   price and grant        remaining
                                                      out of options    date fair values   date fair values    contractual life
                                                      --------------   -----------------   ----------------    ----------------
Outstanding at the beginning of the period....                   --                    --                --                  --
Granted during the period.....................            2,558,150    Rs. 1,024 to 2,522  Rs.        1,091           36 months
Forfeited during the period...................             (146,000)                1,086             1,086                  --
Outstanding at the end of the period..........            2,412,150        1,024 to 2,522             1,091           36 months
                                                      -------------    ------------------  ----------------    ----------------
Exercisable at the end of the period..........                   --                    --                --                  --
                                                      -------------    ------------------  ----------------    ----------------

                                                                              Year ended March 31, 2001
                                                      --------------------------------------------------------------------------
                                                                                            Weighted-average       Weighted-
                                                                       Range of exercise   exercise price and       average
                                                      Shares arising    prices and grant     grant date fair       remaining
                                                      out of options    date fair values         values         contractual life
                                                      --------------   -----------------   ------------------   ----------------
Outstanding at the beginning of the period....             2,412,150   Rs. 1,024 - 2,522     Rs.      1,091            36 months
Granted during the period.....................             2,672,000       1,853 - 2,419              1,860            32 months
Forfeited during the period...................              (405,550)              1,086              1,086                   --
Exercised during the period...................              (114,169)              1,086              1,086                   --
Outstanding at the end of the period..........             4,564,431       1,024 - 2,522              1,542            29 months
                                                      --------------   -----------------   ----------------     ----------------
Exercisable at the end of the period..........                86,491       1,024 - 2,522              1,284                   --
                                                      --------------   -----------------   ----------------     ----------------

     In July 2000, the Company established the Wipro Employee Stock Option Plan 2000 (2000 Plan). Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 Plan. During the year March 31, 2001 the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 2000 Plan is as follows:

                                                                             Year ended March 31, 2001
                                                      -----------------------------------------------------------------------
                                                                                             Weighted-          Weighted-
                                                                                              average            average
                                                                       Range of exercise   exercise price       remaining
                                                      Shares arising    prices and grant   and grant date    contractual life
                                                      out of options    date fair values     fair values         (months)
                                                      --------------   -----------------   --------------   -----------------
Outstanding at the beginning of the period....                    --                  --               --                  --
Granted during the period.....................             3,520,300   Rs. 2,382 - 2,746   Rs.      2,397           37 months
Forfeited during the period...................              (305,950)              2,382            2,382                  --
Outstanding at the end of the period..........             3,214,350       2,382 - 2,746            2,397           37 months
                                                      --------------   -----------------   --------------   -----------------
Exercisable at the end of the period..........                    --                  --               --                  --
                                                      --------------   -----------------   --------------   -----------------

     In April 2000, the Company established the 2000 Stock Option Plan (2000 ADS
Plan). Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 ADS Plan. During the year ended March 31, 2001 the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

     Stock option activity under the 2000 ADS Plan is as follows:

                                                                            Year ended March 31, 2001
                                                       ------------------------------------------------------------------
                                                                                                               Weighted-
                                                                                               Weighted-        average
                                                                             Range of           average        remaining
                                                                          exercise prices    exercise price   contractual
                                                       Shares arising     and grant date     and grant date      life
                                                       out of options      fair values         fair values      (months)
                                                       --------------     ---------------    --------------   -----------
Outstanding at the beginning of the period.....                    --                  --                --            --
Granted during the period......................               268,750             $41.375          $ 41.375     37 months
Forfeited during the period....................                (4,000)             41.375            41.375            --
Outstanding at the end of the period...........               264,750              41.375            41.375     37 months
                                                       --------------     ---------------    --------------   -----------
Exercisable at the end of the period...........                    --                  --                --            --
                                                       --------------     ---------------    --------------   -----------

          In December 1999, Wipro Net established an Employee Stock Option Plan (Wipro Net Plan). Under the Wipro Net Plan, eligible employees are granted an option to purchase equity shares of Wipro Net subject to the requirements of vesting. Wipro Net has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the Wipro Net Plan. During the year March 31, 2000 and 2001 Wipro Net has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the Wipro Net Plan is as follows:


                                                                               Year ended March 31, 2000
                                                      -------------------------------------------------------------------------
                                                                                               Weighted-          Weighted-
                                                                        Range of exercise   average exercise       average
                                                      Shares arising    prices and grant    price and grant       remaining
                                                      out of options    date fair values    date fair values   contractual life
                                                      --------------    ----------------    ----------------   ----------------
Outstanding at the beginning of the period....                   --                   --                  --                --
Granted during the period.....................              410,000     Rs.    70 -  400    Rs.           95         39 months
Forfeited during the period...................                   --                   --                  --                --
Outstanding at the end of the period..........              410,000            70 -  400                  95         39 months
                                                     --------------     ---------------     ----------------   ----------------
Exercisable at the end of the period..........                   --                  --             --                --
                                                     --------------     ---------------     ----------------   ----------------

                                                                           Year ended March 31, 2001
                                                      -----------------------------------------------------------------------
                                                                                              Weighted-        Weighted-
                                                                       Range of exercise  average exercise      average
                                                      Shares arising   prices and grant    price and grant      remaining
                                                      out of options   date fair values   date fair values   contractual life
                                                      --------------   ----------------   ----------------   ----------------
Outstanding at the beginning of the period....              410,000     Rs.  70  -  400   Rs.           95          39 months
Granted during the period.....................              216,500                 100                100          31 months
Forfeited during the period...................             (196,000)         70  -  400                109                 --
Outstanding at the end of the period..........              430,500          70  -  400                 91          29 months
                                                      --------------   ----------------   ----------------   ----------------
Exercisable at the end of the period..........               13,611                  70                 --                --
                                                      --------------   ----------------   ----------------   ----------------

     The Company has adopted the pro forma disclosure provisions of SFAS No.
123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

                                                                     Year ended March 31,
                                                     ---------------------------------------------------
                                                          1999               2000               2001
                                                     -----------        -------------     --------------
Net income....................................
    As reported...............................       Rs. 889,449        Rs. 3,551,703     Rs.  6,455,214
    Adjusted pro forma........................           889,449            3,383,749          5,198,098
Earnings per share:  Basic....................
    As reported...............................             3.91                 15.59              28.15
    Adjusted pro forma........................             3.91                 14.85              22.67
Earnings per share:  Diluted..................
    As reported...............................             3.91                 15.54              27.91
    Adjusted pro forma........................             3.91                 14.80              22.58

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.



     Dividend yield...........................................     0.03%
     Expected life............................................ 42 months
     Risk free interest rates.................................       11%
     Volatility...............................................       45%

24.  Earnings Per Share

     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

                                                                                 Year ended March 31,
                                                                  -------------------------------------------------
                                                                      1999              2000              2001
                                                                  -------------     -------------     -------------
Basic earnings per equity share -- weighted average
    number of equity shares outstanding......................       227,479,728       227,843,378       229,325,989
Effect of dilutive equivalent shares-stock options
    outstanding..............................................                 -           804,756         1,928,534
                                                                  -------------     -------------     -------------
Diluted earnings per equity share -- weighted
    average number of equity shares and equivalent
    shares outstanding.......................................       227,479,728       228,648,134       231,254,523
                                                                  =============     =============     =============

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 3,214,350 equity shares at a weighted average exercise price of Rs. 2,397 were outstanding during the year ended March 31, 2001 but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

25.  Employee Benefit Plans

     The Company contributed Rs. 121,427, Rs. 161,723 and Rs. 249,341 to various defined contribution plans during the year ended March 31, 1999, 2000 and 2001 respectively.

     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements.

                                                                                     As of March 31,
                                                                        --------------------------------------
                                                                              2000                  2001
                                                                        -----------------     ----------------
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year.......      Rs.  52,047           Rs.  53,783
Service cost..........................................................            4,049                 4,110
Interest cost.........................................................            5,512                 5,653
Benefits paid.........................................................           (7,882)               (5,635)
Acturial (gain)/loss..................................................               57                (3,353)
                                                                            -----------           -----------
PBO at the end of the year............................................           53,783                54,558
                                                                            -----------           -----------
Change in plan assets
Fair value of plan assets at the beginning of the year................           22,757                24,502
Actual return on plan assets..........................................            2,494                 2,482
Employer contributions................................................            7,133                 6,543
Benefits paid.........................................................           (7,882)               (5,635)
                                                                            -----------            ----------
Plan assets at the end of the year....................................           24,502                27,892
                                                                            -----------            ----------

Funded status.........................................................          (29,281)              (26,666)
                                                                            -----------            ----------

Unrecognized actuarial (gain)/loss....................................            4,936                (2,259)
Unrecognized transition obligation....................................           17,748                15,874
Unrecognized actuarial cost...........................................                -                 4,181
Accrued  benefit......................................................           (6,597)               (8,870)

     Net gratuity cost for the years ended March 31, 1999, 2000 and 2001 included:

                                                                                Year ended March 31,
                                                           ----------------------------------------------------------
                                                                 1999                  2000                 2001
                                                           ----------------    -----------------    -----------------
Service cost.........................................         Rs.  3,218           Rs.  4,049           Rs.   4,110
Interest cost........................................              4,698                5,512                 5,653
Expected return on assets............................             (2,344)              (2,351)               (1,654)
Amortization of transition liabilities...............              1,874                1,874                 1,874
                                                              ----------           ----------           -----------
Net gratuity cost....................................         Rs.  7,446           Rs.  9,084           Rs.   9,983
                                                              ==========           ==========           ===========

     The actuarial assumptions used in accounting for the Gratuity Plan are:

                                                                                          As of March 31,
                                                                 ----------------------------------------------------------------
                                                                               2000                         2001
                                                                 --------------------------------  ------------------------------
Discount rate...................................................                    11%                             11%
Rate of increase in compensation levels.........................                    10%                             10%
Rate of return on plan assets...................................                  10.5%                           10.5%

26.  Related Party Transactions

         The Company has the following transactions with related parties.

                                                                                         Year ended March 31,
                                                                      ----------------------------------------------------------
                                                                            1999                 2000                2001
                                                                      -----------------  -------------------  ------------------
       Wipro GE:
         Revenues from sale of computer equipment and
          administrative and management support services............    Rs. 15,079             Rs. 54,535         Rs. 17,396
         Fees for usage of trade mark...............................             -                      -              8,820
         Rent paid..................................................         1,198                  1,198                  -

       Wipro Net:
         Fees for consultancy services..............................             -                 12,186             13,100
         Fees for computer and network maintenance
          support...................................................             -                      -             10,452
         Revenues from sale of computer equipment...................             -                      -            109,871

       Wipro ePeripherals:
         Revenues from sale of computer equipment...................             -                      -             13,984
         Interest received on debentures............................             -                      -              4,704
         Purchase of printers.......................................             -                      -            169,000

       NetKracker:
         Fees for technical and infrastructure support
          services..................................................             -                      -             37,018

       Principal Shareholder:
         Payment of lease rentals...................................         1,200                  1,200              1,200

     The Company has the following receivables from related parties, which are reported as other current assets in the balance sheet.

                                                                      As of March 31,
                                                         -------------------------------------
                                                                2000                  2001
                                                         ---------------       ---------------
        Wipro GE......................................     Rs.       --         Rs.    13,295
        Wipro Net.....................................           12,186                    --
        Security deposit given to Hasham Premji, a
           firm under common control..................           25,000                25,000
                                                           ------------         -------------
                                                           Rs.   37,186         Rs.    38,295
                                                           ============         =============

     The Company has the following payables to related parties, which are reported as other liabilities in the balance sheet.

                                                                           As of March 31,
                                                                         -----------------
                                                                                2001
                                                                         -----------------
        Wipro ePeripherals..........................................        Rs.    2,297
        NetKracker..................................................              10,000
                                                                            ------------
                                                                            Rs.   12,297
                                                                            ============

     As of March 31, 2001 the Company holds debentures of Rs. 40,000 in Wipro ePeripherals and convertible preference shares of Rs 54,000 in NetKracker, which are included in investment securities.

27. Commitments and Contingencies

     Capital commitments. As of March 31, 2000 and 2001 the Company had committed to spend approximately Rs. 160,084, and Rs. 400,280 respectively under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Guarantees. As of March 31, 2000 and 2001 performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs. 880,557 and Rs. 346,764 respectively as part of the bank line of credit.

     Other commitments. The Company's Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company's India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 1.5 times (increased to 5 times during fiscal 2000) the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2001, the Company has met all commitments under the plan.

     Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

28. Segment Information

     The Company is organized by segments, including Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and other segments. Each of the segments has a Vice Chairman / Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. Until fiscal 2000, interest income by lending to other segments and exchange rate fluctuations, were included as a component of total revenue and operating income for segment data. From fiscal 2001, the Chief Operating Decision Maker evaluates revenue growth and operating income of the segments excluding interest income earned by the segment by lending to other segments within the Company.

     The Global IT Services (Wipro Technologies) segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

     The Indian IT Services and Products (Wipro Infotech) segment focuses primarily on meeting all the IT and electronic commerce requirements of Indian companies.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     Others consists of various business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131 and corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131.

      Information on reportable segments is as follows:


                                                                        Year ended March 31, 1999
                                       --------------------------------------------------------------------------------------------
                                                         Indian IT       Consumer
                                         Global IT     Services and      Care and     Others (net of   Reconciling
                                         Services        Products        Lighting     eliminations)      Items        Entity Total
                                       -------------   -------------   -------------  -------------   ------------   --------------
Revenues.............................  Rs. 6,359,305   Rs. 7,262,349   Rs. 3,464,806  Rs.   805,649   Rs.       --   Rs. 17,892,109
Exchange rate fluctuations...........        100,629         (30,881)         (5,747)            --        (64,001)              --
Interest income on funding other
   segments, net.....................        141,467              --          36,100             --       (177,567)              --
                                       -------------   -------------   -------------  -------------   ------------   --------------
   Total revenues....................      6,601,401       7,231,468       3,495,159        805,649       (241,568)      17,892,109
Cost of revenues.....................     (4,056,996)     (5,358,144)     (2,585,403)      (581,558)            --      (12,582,101)
Selling, general and administrative
   expenses..........................     (1,076,692)     (1,602,839)       (503,817)      (319,088)            --       (3,502,436)
Amortization of goodwill.............             --              --              --             --             --               --
Exchange rate fluctuations...........             --              --              --        (29,993)        64,001           34,008
                                       -------------   -------------   -------------  -------------   ------------   --------------
   Operating income of segment.......  Rs. 1,467,713   Rs.   270,485   Rs.   405,939  Rs.  (124,990)  Rs. (177,567)  Rs.  1,841,580
                                       =============   =============   =============  =============   ============   ==============

Total assets of segment..............  Rs. 5,259,706   Rs. 3,603,224   Rs. 1,240,716  Rs.   597,951   Rs.       --   Rs. 10,701,597
Capital employed.....................      3,612,051       1,360,772         714,330        372,665             --        6,059,818
Return on capital employed...........             41%             20%             57%            --             --               --
Accounts receivable..................      1,407,923       1,745,873         140,436        308,652             --        3,602,884
Depreciation.........................        354,053         120,052          55,040        101,398             --          630,543

                                                                        Year ended March 31, 2000
                                       --------------------------------------------------------------------------------------------
                                                         Indian IT       Consumer
                                         Global IT     Services and      Care and     Others (net of   Reconciling
                                         Services        Products        Lighting     eliminations)      Items        Entity Total
                                       -------------   -------------   -------------  -------------   ------------   --------------
Revenues............................   Rs. 10,206,078  Rs. 8,181,627   Rs. 3,222,316  Rs. 1,380,583   Rs.       --   Rs. 22,990,604
Exchange rate fluctuations..........           88,946        (13,923)         (2,090)            --        (72,933)              --
Interest income on funding other
   segments, net....................          163,500             --          43,000             --       (206,500)              --
                                       --------------  -------------   -------------  -------------   ------------   --------------
   Total revenues...................       10,458,524      8,167,704       3,263,226      1,380,583       (279,433)      22,990,604
Cost of revenues....................       (6,173,724)    (6,183,092)     (2,251,238)    (1,070,031)            --      (15,678,085)
Selling, general and administrative
   expenses.........................       (1,391,265)    (1,548,302)       (533,023)      (346,564)            --       (3,819,154)
Amortization of goodwill............               --         (1,000)             --             --             --           (1,000)
Exchange rate fluctuations..........               --             --              --        (21,330)        72,933           51,603
                                       --------------  -------------   -------------  -------------   ------------   --------------
   Operating income of segment......   Rs.  2,893,535  Rs.   435,310   Rs.   478,965  Rs.   (57,342)  Rs. (206,500)  Rs.  3,543,968
                                       ==============  =============   =============  =============   ============   ==============

Total assets of segment.............   Rs.  5,116,501  Rs. 3,788,784   Rs. 1,282,676  Rs. 2,490,392   Rs.       --   Rs. 12,678,353
Capital employed....................        2,711,042      1,474,491         678,549      3,569,708             --        8,433,790
Return on capital employed..........              107%            30%             71%            --             --               --
Accounts receivable.................        2,163,931      1,743,789         133,889        389,751             --        4,431,360
Depreciation........................          526,511         68,105          86,002         53,855             --          734,473

                                                                         Year ended March 31, 2001
                                      ---------------------------------------------------------------------------------------------
                                                         Indian IT       Consumer
                                        Global IT      Services and      Care and      Others (net of   Reconciling
                                        Services         Products        Lighting      eliminations)      Items       Entity Total
                                      -------------    -------------   -------------   -------------   ------------  --------------
Revenues............................  Rs. 17,670,426   Rs. 8,758,760   Rs.  3,244,037  Rs.  1,328,915  Rs.      --   Rs. 31,002,138
Exchange rate fluctuations..........         126,291         (46,387)              --              --      (79,904)              --
                                      --------------   -------------   --------------  --------------  -----------   --------------
   Total revenues...................      17,796,717       8,712,373        3,244,037       1,328,915      (79,904)      31,002,138
Cost of revenues....................      (9,107,842)     (6,119,612)      (2,215,349)       (961,779)          --      (18,404,582)
Selling, general and administrative
   expenses.........................      (2,671,325)     (1,828,254)        (639,253)       (329,520)          --       (5,468,352)
Amortization of goodwill............              --          (1,000)              --         (44,389)          --          (45,389)
Exchange rate fluctuations..........              --              --               --           6,495       79,904           86,399
                                      --------------   -------------   --------------  --------------  -----------   --------------
   Operating income of segment......  Rs.  6,017,550   Rs.   763,507   Rs.    389,435  Rs.       (278) Rs.      --   Rs.  7,170,214
                                      ==============   =============   ==============  == ===========  ===========   ==============

Total assets of segment.............  Rs.  9,242,116   Rs. 3,921,596   Rs.  1,205,128  Rs. 11,792,875  Rs.      --   Rs. 26,161,715
Capital employed....................       7,760,449       1,090,097          846,978       9,823,660           --       19,521,184
Return on capital employed..........              78%             70%              46%             --           --               --
Accounts receivable.................       3,499,406       1,674,773          158,927         591,255           --        5,924,361
Depreciation........................         708,274          94,166           63,901         124,921           --          991,262

     Net interest income on funding other segments, not evaluated as a component of segment data in fiscal 2001 is Rs Nil, Rs.122,782 Rs.10,485, for Global IT Services, Indian IT Services and Products and Consumer Care and Lighting.

     The Company has three geographic segments: India, United States, and Rest of the world. Revenues from the geographic segments based on domicile of the customer is as follows:

                                                                  Year ended March 31,
                                                ---------------------------------------------------------
                                                        1999               2000                 2001
                                                -----------------   -----------------   -----------------
        India.................................    Rs. 11,352,121      Rs. 12,407,632      Rs. 12,679,110
        United States.........................         4,271,577           6,522,166          11,430,738
        Rest of the world.....................         2,268,411           4,060,806           6,892,290
                                                  --------------      --------------      --------------
                                                  Rs. 17,892,109      Rs. 22,990,604      Rs. 31,002,138
                                                  ==============      ==============      ==============

29.  Fair Value of Financial Instruments

     The fair values of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of held-to-maturity investment securities and long-term debt approximates their carrying value as the interest rates reflect prevailing market rates.